UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2019

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                                                             No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                                                             No ☒

Telecom Argentina S.A.

Item

1.             English translation of a letter dated July 23, 2019 to the Argentine Securities Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, July 23, 2019

Comisión Nacional de Valores

Dear Sirs,

RE.: Telecom Argentina S.A.

Relevant Matter

I am writing to you as Responsible for Market Relations of Telecom Argentina S.A (the “Company”), domiciled at Av. Alicia Moreau de Justo 50, City of Buenos Aires, in relation to the loan agreement which the Company has entered into in October 8, 2018 with Citibank, N.A., HSBC México S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, Industrial and Commercial Bank of China Limited, Dubai (DIFC) Branch, JPMorgan Chase Bank, N.A. and Banco Santander, S.A. in their character as lenders, Citibank N.A., HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, Industrial and Commercial Bank of China Limited, Dubai (DIFC) Branch, JPMorgan Chase Bank, N.A. and Banco Santander S.A. as joint bookrunners and lead arrangers, Citibank N.A. as administrative agent and the Branch of Citibank N.A, established in Argentina, as onshore custody agent, for an amount up to US$ 500,000,000 (the “Loan”).

In this regard, we inform you that within the framework of the use of proceeds from the issuance of the Class 1 Notes, which were intended for the refinancing of liabilities, the Company will comply with the partial prepayment under the Loan for a principal amount of US$100,000,000 plus the corresponding accrued and unpaid interests, additional amounts and related expenses on July 25, 2019.

Sincerely,

Telecom Argentina S.A.

/s/ Gabriel P. Blasi
Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: July 23, 2019	By:	/s/ Gabriel P. Blasi
		Name:	Gabriel P. Blasi
		Title:	Responsible for Market Relations